# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New ERA Energy & Digital, Inc., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 N. LORAINE STREET, SUITE 1324, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002026745-26-000007
Filed by CIK 0002026745

## Reporting persons
- KCM Capital Inc: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 4,725,000 (4.4% of the class)
  Comment: The shares beneficially owned consist of (i) 2,600,000 shares of Common Stock, par value $0.0001 per share, held by AMC Fund, L.P. ("AMC") and (ii) 2,125,000 shares of Common Stock issuable upon exercise of currently exercisable call options held by AMC (i.e., rights to purchase shares within 60 days). AMC does not have voting or dispositive power over the shares subject to the call options. AMC is controlled by KCM Capital, Inc. ("KCM"), which is in turn controlled by Kent C. McCarthy.
  Percent of class is based on 106,559,339 shares of Common Stock outstanding as of August 10, 2026, as reported on the Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026.
- MCCARTHY KENT C: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 4,725,000 (4.4% of the class)
  Comment: The shares beneficially owned consist of (i) 2,600,000 shares of Common Stock, par value $0.0001 per share, held by AMC Fund, L.P. ("AMC") and (ii) 2,125,000 shares of Common Stock issuable upon exercise of currently exercisable call options held by AMC (i.e., rights to purchase shares within 60 days). AMC does not have voting or dispositive power over the shares subject to the call options. AMC is controlled by KCM Capital, Inc. ("KCM"), which is in turn controlled by Kent C. McCarthy.
  Percent of class is based on 106,559,339 shares of Common Stock outstanding as of August 10, 2026, as reported on the Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026.
- AMC Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 4,725,000 (4.4% of the class)
  Comment: The shares beneficially owned consist of (i) 2,600,000 shares of Common Stock, par value $0.0001 per share, held by AMC Fund, L.P. ("AMC") and (ii) 2,125,000 shares of Common Stock issuable upon exercise of currently exercisable call options held by AMC (i.e., rights to purchase shares within 60 days). AMC does not have voting or dispositive power over the shares subject to the call options. AMC is controlled by KCM Capital, Inc. ("KCM"), which is in turn controlled by Kent C. McCarthy.
  Percent of class is based on 106,559,339 shares of Common Stock outstanding as of August 10, 2026, as reported on the Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026.

## Item 1. Issuer
Name of issuer: New ERA Energy & Digital, Inc.
Address of issuer's principal executive offices: 200 N. LORAINE STREET, SUITE 1324, MIDLAND, TEXAS, 79701

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Kent C. McCarthy ("Mr. McCarthy"), KCM Capital, Inc., a Missouri corporation ("KCM"), and AMC Fund, L.P. ("AMC"), a Delaware limited partnership.

Mr. McCarthy, KCM and AMC have entered into an Agreement Regarding the Joint Filing of 13G (the "Agreement"), pursuant to which Mr. McCarthy, KCM and AMC have agreed to this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the ?Act?). The Agreement was filed as Exhibit 1 to the 13G filed with the SEC on September 1, 2026 and is incorporated herein by reference.
Address of principal business office or, if none, residence: 13021 W 74th St, Shawnee, KS 66216
Citizenship: Mr. McCarthy is a citizen of the United States of America, KCM is a Missouri corporation and AMC is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. 4,725,000 - KCM Capital, Inc. *
2. 4,725,000 - AMC Fund, L.P. *
3. 4,725,000 - Kent C. McCarthy *

* Consists of 2,600,000 shares of Common Stock and 2,125,000 shares of Common Stock issuable upon exercise of currently exercisable call options, each held by AMC, which is controlled by KCM, which is in turn controlled by Kent C. McCarthy.
Percent of class:
1. 4.4% - KCM Capital, Inc.
2. 4.4% - AMC Fund, L.P.
3. 4.4% - Kent C. McCarthy

Percent of class is based on 106,559,339 Common Stock outstanding as of August 10, 2026, as reported on the Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026.
Sole power to vote or to direct the vote:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to vote or to direct the vote:
1. 2,600,000 - KCM Capital, Inc. *
2. 2,600,000 - AMC Fund, L.P.
3. 2,600,000 - Kent C. McCarthy *

* 2,600,000 shares of Common Stock, par value $0.0001 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is in turn controlled by Kent C. McCarthy.
Sole power to dispose or to direct the disposition:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to dispose or to direct the disposition:
1. 2,600,000 - KCM Capital, Inc. *
2. 2,600,000 - AMC Fund, L.P.
3. 2,600,000 - Kent C. McCarthy *

* 2,600,000 shares of Common Stock, par value $0.0001 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is in turn controlled by Kent C. McCarthy.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Schedule 13G is being jointly filed by Kent C. McCarthy ("Mr. McCarthy') a citizen of the United States of America, KCM Capital, Inc., a Missouri corporation ("KCM"), and AMC Fund, L.P. ("AMC"), a Delaware limited partnership.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KCM Capital Inc: Kent C McCarthy, President (10/21/2026)
- MCCARTHY KENT C: Kent C McCarthy, Self (10/21/2026)
- AMC Fund, L.P.: Kent C McCarthy, President of Manager (10/21/2026)